Filed pursuant to 424(b)(3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of April 27, 2006, and all references to property acquisitions, commitments and loans should be read in that context. Properties for which we enter into initial commitments to acquire, as well as properties we acquire and loans we make after April 27, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

As of April 27, 2006, we own an interest in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, two outdoor waterparks, one sky lift attraction, one dealership, one golf course property and we have made four loans. We have also committed to acquire two ski resorts. All of the properties we have commitments to acquire or in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators which we consider to be significant industry leaders.

On April 27, 2006, we acquired Palmetto Hall Plantation Club in Hilton Head, South Carolina, consisting of two 18-hole full-length championship golf courses designed by Arthur Hills and Robert Cupp, for approximately $7.6 million. The club includes a full-service clubhouse, a pro shop, a golf maintenance center, two tennis courts and a swimming pool. We also entered into a long-term, triple net lease with a wholly owned subsidiary of Heritage Golf Group, LLC, a nationwide owner/operator of golf properties, which will operate the club. The club is located 20 miles from Interstate 95 and less than an hour drive from the international airport in Savannah, Georgia.

Also on April 27, 2006, we closed on the previously announced $6.5 million purchase of the Route 66 Harley–Davidson dealership in Tulsa, Oklahoma. According to the terms of the sale leaseback, we entered into a twenty year triple-net lease with the current owner of the property, Route 66 Real Estate, LLC. The 46,000 square foot facility includes merchandise, parts and service departments, the approximately 3,500 square foot “5 & Diner” restaurant and conference and event facilities. The Harley dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country.

As of April 27, 2006, we have also committed to acquire the Bretton Woods Mountain Resort in northern New Hampshire, for approximately $46.5 million. We anticipate that we will commit to investing an additional $21 million for improvements on the property during the first 5 years. The resort will include the historical Mount Washington Hotel, the Bretton Arms Country Inn, the Lodge at Bretton Woods, the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities and a free-standing restaurant. We anticipate that we will enter into a long-term, triple-net lease with an affiliate of Celebration Associates and Crosland, Inc., which will engage National Resort Management to market and operate the property. The resort is located 2.0 hours from Portland, Maine and 2.5 hours from Boston, Massachusetts. The transaction is expected to close in the second quarter of 2006 and following the satisfactory completion of due diligence. There can be no assurance that due diligence will be successfully completed, that the final terms of the acquisition will be satisfactory to our board of directors or that such closing will occur.

On April 21, 2006, we acquired two outdoor waterparks, each on municipal owned land in the northern suburbs of Dallas, Texas, for a combined purchase price of approximately $12.1 million. The waterparks, branded with the “Hawaiian Falls” name, are located in The Colony and Garland, Texas. Each operates under a long-term ground lease with the respective municipality in which it is located and will be operated by HFE Horizon, LP, the principals of which have owned and operated theme parks, waterparks and family entertainment centers since 1972. The waterparks feature a variety of slide, tube, wave pool and “lazy river” attractions, as well as special children’s areas.

April 28, 2006	Prospectus Dated April 4, 2006

Our board of directors declared distributions of $0.0458 per share to stockholders of record at the close of business on January 1, February 1 and March 1, 2006, which were paid by March 31, 2006. The board of directors declared distributions of $0.0458 per share to stockholders of record on April 1, 2006, which will be paid by June 30, 2006.

THE OFFERING

As of March 31, 2006, we had received aggregate offering proceeds totaling $520.7 million (52,246,052 shares) from 17,596 investors in connection with our initial offering. This amount includes $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of the initial offering, $1.2 million for 117,708 restricted common shares issued in December 2004 to CNL Financial Group, Inc. and $8.2 million for 861,879 shares purchased through our reinvestment plan. Our second public offering commenced April 4, 2006 and only minimal proceeds have been received to date.

BUSINESS

The following information updates and supplements the Property Acquisitions section relating to “Merchandise Marts” beginning on page 67 of the prospectus.

Dallas Market Center Property. Through a partnership with the Dallas Market Center (“DMC”), a Dallas company affiliated with Crow Holdings, we own an 80% interest in the Dallas Market Center (the “DMC Partnership”). We acquired our initial interest in the DMC Partnership and the Dallas Market Center through a series of three investments contributing approximately $71.1 million in equity.

The following information updates and supplements the Property Acquisitions section relating to “Destination Retail and Entertainment Centers” beginning on page 69 of the prospectus.

Intrawest Resort Village Properties. In December 2004, we acquired an 80% interest, through unconsolidated entities (the “Intrawest Partnership”), and invested approximately $41.9 million in retail and commercial properties at seven resort villages in the U.S. and Canada (the “Resort Village Properties”), six of which are located near ski resorts and one of which is located near a golf resort.

The following information supplements the Property Acquisition section which begins on page 67 of the prospectus.

GOLF COURSES

Palmetto Hall Property. On April 27, 2006, we acquired Palmetto Hall Plantation Club in Hilton Head, South Carolina, consisting of two 18-hole full-length championship golf courses designed by Arthur Hills and Robert Cupp, for approximately $7.6 million. The club includes a full-service clubhouse, a pro shop, a golf maintenance center, two tennis courts and a swimming pool. We also entered into a long-term, triple net lease with a wholly owned subsidiary of Heritage Golf Group, LLC, a nationwide owner/operator of golf properties, which will operate the club. The club is located 20 miles from Interstate 95 and less than an hour drive from the international airport in Savannah, Georgia.

Leases. The following table sets forth the location of the property described above and a summary of the principal terms of the acquisition and lease of the property. The property is adequately insured and there are no major capital expenditures planned for the golf course. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.” Summarized below are the expected lease terms for the property.

PROPERTY ACQUISITIONS

Property location and description	Purchase price(1)	Date acquired	Lease term and renewal options	Minimum annual rent	Percentage rent
Palmetto Hall Plantation Club The Palmetto Hall Plantation Club is in Hilton Head, South Carolina and includes two 18-hole golf courses, a full-service clubhouse, a pro shop, a golf maintenance center, two tennis courts and a swimming pool.	$7,600,000	4/27/06	20 years; four 5-year renewal options	$639,250 in the initial year	10.0% of gross revenues in excess of $4.5 million

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $6,840,000.

Heritage Golf Group. Heritage Golf Group, LLC (“Heritage”) began in 1999. Since then the company has grown a portfolio of high-end daily fee, resort and private golf facilities around the country. The Heritage portfolio represents some of the most well-known and acclaimed properties spanning California, Texas, Georgia, Florida, and South Carolina. The company distinguishes itself by its dedication to a high-quality golf experience and is led by Bob Husband, President and CEO. Prior to this acquisition, neither Heritage nor its subsidiaries or affiliates were related to us, affiliated with us or a partner in our business.

Competition. Hilton Head Island had 2,301,989 visitors in 2005 of which 81% were there for leisure activities. Golf competes with other leisure activities on the Island including beaches, nature sightseeing, historical and heritage activities, water sports and tennis. There are currently 24 golf courses located on Hilton Head Island and 22 golf courses located nearby off-Island that compete for those visitors seeking a golf experience. In addition, the Hilton Head Island competes for corporate and group outings/packages with other warm-climate resorts including Florida and Arizona locations.

Of the 24 golf courses located on Hilton Head, including the two courses at Palmetto Hall Plantation Club, there are a total of 261 holes available for public play. Heritage currently owns and operates 99 of the 261 holes.

The following information supplements the Property Acquisitions section beginning on page 66 of the prospectus.

DEALERSHIPS

Harley Dealership. On April 27, 2006, we closed on the previously announced $6.5 million purchase of the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma. According to the terms of the sale leaseback, we entered into a twenty year triple-net lease with the current owner of the property, Route 66 Real Estate, LLC. The 46,000 square foot facility includes merchandise, parts and service departments, the approximately 3,500 “5 & Diner” restaurant and conference and event facilities. The Harley dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country.

Leases. The following table sets forth the location of the property described above and a summary of the principal terms of the acquisition and lease of the property. The property is adequately insured and there are no major capital expenditures planned for the golf course. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.” Summarized below are the expected lease terms for the property.

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PROPERTY ACQUISITIONS

Property location and description	Purchase price(1)	Date acquired	Lease term and renewal options	Minimum annual rent	Percentage rent
Harley Dealership The Harley Dealership Property is located in Tulsa, Oklahoma and includes merchandise, parts and service departments, the “5 & Diner” restaurant and conference/event facilities	$6,500,000	4/27/06	20 years; four 5-year renewal options	$557,188 in the initial year	10.0% of gross revenues in excess of (i) $30,000,000 for the first 10 years, and (ii) $50,000,00 for the remainder of the term of the lease; capped each year at 1.5% above the rate of return on the minimum annual rent for that year

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the properties is set forth below:

Property	Estimated Federal income tax basis
Harley Dealership	$5,850,000

Route 66 Real Estate, LLC. Route 66 Real Estate, LLC acquired the Harley dealership in December of 1998. The dealership was re-branded with Route 66 and a new prototype dealership. Route 66 Real Estate, LLC is owned by Dr. Larry Wofford, a former Professor of Finance and Real Estate at the University of Tulsa. Prior to this acquisition, neither Route 66 Real Estate, LLC nor its subsidiaries or affiliates were related to us, affiliated with us or a partner in our business.

Competition. The Route 66 Harley dealership in Tulsa competes directly with one other Harley dealership and two Honda dealerships. The competing Harley dealership, Myers-Duren Harley-Davidson, is of similar size to the Route 66 Harley dealership, but it does not have a restaurant and its revenues are driven primarily from motorcycle sales and servicing. Nationally, Honda is generally recognized as the biggest Harley-Davidson competitor in the big-twin motorcycle category, a style of motorcycle for which Harley-Davidson is most well-known. “Big- twin” refers to the larger sized V-Twin motorcycle engine which is over 1200cc.

Also competing indirectly with the Route 66 Harley dealership are two Kawasaki dealerships and two Suzuki dealerships, both of which are within 12 miles of Tulsa. There is also a Big Dog Motorcycles dealership in Tulsa that may have some impact on the local market. Big Dog Motorcycles is a relatively new manufacturer that mass produces specialized “custom-look,” big-twin motorcycles.

OTHER ATTRACTIONS

Hawaiian Falls Waterparks. On April 21, 2006, we acquired a leasehold interest in two outdoor waterparks in Texas for a combined purchase price of approximately $12.1 million, excluding transaction costs, and leased them to HFE Horizon, LP (“HFE Horizon”) to operate on our behalf. The waterparks, branded with the “Hawaiian Falls” name, are located in The Colony and in Garland, Texas. The waterparks feature a variety of slide, tube, wave pool and “lazy river” attractions, as well as special children’s areas. The properties have entered into a licensing and merchandising agreement with Big Idea, Inc. in 2006 for daily appearances at the parks by certain Veggie Tales characters.

The Hawaiian Falls in The Colony, Texas (the “Hawaiian Falls Colony Property”) is on a ground lease with its local municipality that expires in December 2043 with two 5-year extension options. The waterpark opened in May of 2004 and operates from May through September each year, recording over 152,000 visitors in 2005. The 7.6 acre property in a fast growing area of the Dallas-Fort Worth metroplex is located 35 minutes north of downtown Dallas, Texas. The population within a 15-mile radius of the property, which includes the Texas cities of Plano, Frisco, Addison, Lewisville, Carrolton and Little Elm, is estimated to be 1.46 million.

The Hawaiian Falls in Garland, Texas (the “Hawaiian Falls Garland Property”) is on a ground lease with its local municipality that expires in May of 2033 with no extension options. The property, which is located 15 miles northeast of downtown Dallas, Texas on 10 acres of the 129-acre W. Cecil Winters Regional Park, opened in May of 2003 and operates from May through September each year. The waterpark recorded approximately 138,000 visitors in 2005. The population within a 15-mile radius of the property is estimated to be 2.02 million.

Leases. At the time of the acquisition, we entered into two triple net leases with HFE Horizon to operate the properties for us. The following table sets forth the location of each of the properties described above and a summary of the principal terms of the acquisition and lease of each property. The properties are both adequately insured and there are no major capital expenditures planned for the waterparks. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

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PROPERTY ACQUISITIONS

Property location and description	Purchase price(1)	Date acquired	Lease term and renewal options	Minimum annual rent	Percentage rent
Hawaiian Falls Colony Waterpark The Hawaiian Falls Colony property is located 35 minutes north of Dallas and features a variety of slide, tube, wave pool and “lazy river” attractions, as well as special children’s areas.	$5,820,000	4/21/06	27 years; no renewal options	$567,450 in the initial year	15% of consolidated Hawaiian Falls Colony and Hawaiian Falls Garland gross revenues in excess of $4.2 million

Hawaiian Falls Garland Waterpark The Hawaiian Falls Garland property is located on a portion of the 129-acre W. Cecil Winters Regional Park north of Dallas and features a variety of slide, tube, wave pool and “lazy river” attractions, as well as special children’s areas.	$6,305,000	4/21/06	27 years; no renewal options	$614,738 in the initial year	15% of consolidated Hawaiian Falls Colony and Hawaiian Falls Garland gross revenues in excess of $4.2 million

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the properties is set forth below:

Property	Estimated federal income tax basis
Hawaiian Falls Colony	$5,820,000
Hawaiian Falls Garland	6,305,000

Harvest Entertainment, LLC. HFE Horizon, LP was a division of Herschend Family Entertainment (“HFE”) that focuses on “micro-waterparks.” The company was purchased by HFE from Entertainment Properties Trust (NYSE:EPR) in December 2004. The principals of HFE Horizon have operated and owned theme parks, waterparks and family entertainment centers since 1972. In April 2006, certain principals from HFE Horizon formed Harvest Entertainment, LLC, acquired HFE Horizon and sold the two waterpark properties to us. Prior to this acquisition, neither HFE Horizon, LP nor its subsidiaries or affiliates were related to us, affiliated with us or a partner in our business.

Competition. Nationally, Palace Entertainment and Six Flags waterparks compete with smaller waterparks like the Hawaiian Falls Colony and Hawaiian Falls Garland Properties. Locally, the Dallas-Fort Worth summer entertainment market for visitors and residents is served primarily by regional waterparks including Water Works Waterpark, Wet Zone, and NRH2O Waterpark which compete with the properties for residents’ and visitors’ time and entertainment dollars. The major amusement park in the area is Six Flags Over Texas, which also boasts Six Flags Hurricane Harbor waterpark which competes directly with the properties in the Dallas market.

PENDING INVESTMENTS

SKI

Bretton Woods Mountain Resort. As of April 27, 2006, we have also committed to acquire the Bretton Woods Mountain Resort in northern New Hampshire, for approximately $46.5 million consisting of a payment of $38.5 million upon closing with the remainder paid after the fourth year. We anticipate that we will commit to investing an additional $21 million for improvements on the property during the first 5 years. The resort will include the four-season historic Mount Washington Hotel, the Bretton Arms Country Inn, the Lodge at Bretton Woods, the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities and a free-standing restaurant. The ski area includes 101 trails, 100 kilometers of groomed trails, 9 chairlifts and 434 skiable acres. We anticipate that we will enter into a long-term, triple-net lease with an affiliate of Celebration Associates and Crosland, Inc., which will engage National Resort Management to market and operate the property. It is anticipated that an affiliate of Celebration Associates and Crosland, Inc. will acquire the remainder of the resort. The resort is located 2.0 hours from Portland, Maine and 2.5 hours from Boston, Massachusetts. The transaction is expected to close in the second quarter of 2006 following the satisfactory completion of due diligence. There can be no assurance that due diligence will be successfully completed, that the final terms of the acquisition will be satisfactory to our board of directors or that such closing will occur. We are still in negotiations with our tenant and our tenant is in negotiations with the property manager. There can be no assurance that these negotiations will be successful.

Further, this acquisition is subject to the fulfillment of certain conditions which include negotiation and execution of definitive documents, completion of customary closing conditions and certain special conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the property will ultimately be acquired. If acquired, the lease for the property is expected to be entered into on substantially the same terms described in the section of the prospectus entitled “Business – Description of Property Leases.”

Leases. Summarized below are the expected lease terms for Bretton Woods Mountain Resort. More information relating to this property and its related lease will be provided if and when it is acquired.

PENDING INVESTMENT

Property	Estimated purchase price (1)	Estimated lease term and renewal options (2)	Estimated minimum annual rent	Estimated percentage rent (3)

Bretton Woods Mountain Resort The property is located in northern New Hampshire, and includes the historical Mount Washington Hotel, the Bretton Arms Country Inn, the Lodge at Bretton Woods, the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities and a free-standing restaurant. The ski area includes 101 trails, 100 kilometers of groomed trails, 9 chairlifts and 434 skiable acres.	$46,500,000	10 years; two 5-year renewal options	$3,288,000 in the initial year	Not anticipated to begin until the 5th year, and will be based on certain percentages of revenue over to be determined threshholds

FOOTNOTES:

(1)	Estimated purchase price does not include acquisition costs but does include a deferred payment of $8 million.

(2)	The lease is expected to be on a triple-net basis.

(3)	Percentage rent will be paid in addition to minimum rent.

Celebration Associates & Crosland. Celebration Associates is a nationally recognized developer and operator of award-winning, master-planned, mixed-use communities and villages. Celebration is renowned for its sensitivity to the local community, its thoughtful approach to planning and design, and its ability to create places of enduring value. Crosland, Inc. is one of the Southeast’s leading and most diversified real estate companies. Their mission is to design, develop and manage properties that make communities better places to live, work and shop. A financial partner of Celebration Associates, Crosland traces is roots to the 1930s and its founding family’s commitment to community-oriented development and responsible stewardship.

Competition. Stratton Mountain, Stowe Mountain, Loon Mountain, and Waterville Valley are the closest competitors in terms of similarity of product and experience within a 150 mile radius. While not a destination ski area, Mount Wachusett is also a competitor of Bretton Woods Mountain Resort for the Boston ski market and is located one hour outside of Boston. In addition, the lodging operations at the Bretton Woods Resort currently compete regionally with resort properties such as The Balsams, Wentworth by the Sea, the Woodstock Inn, the Equinox Resort & Spa and The Sagamore.

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APPENDIX B

PRIOR PERFORMANCE TABLES

The following information in Tables II and III updates and replaces the corresponding information in Tables II and III of Appendix B to the Prospectus:

Table II – CNL Hotels & Resorts, Inc.

Dollar amount of cash generated from (used in) operations before deducting payments to sponsor:

2005 (Note 3)	202,196,000

Table III – CNL Hotels & Resorts, Inc.

Less:	2004 (Note 1&2)
Depreciation and amortization	(145,872,000)